

May 30, 2013

Via E-mail
Michael G. Koppel
Chief Financial Officer
Nordstrom, Inc.
1617 Sixth Avenue
Seattle, WA 98101

> **Re: Nordstrom, Inc.**
> **Form 10-K for Fiscal Year Ended February 2, 2013**
> **Filed March 18, 2013**
> **Response Letter Dated May 22, 2013**
> **File No. 001-15059**

Dear Mr. Koppel:

We have reviewed your filing and response and have the following comment, in which we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to the comment, we may have additional comments.

Form 10-K for Fiscal Year Ended February 2, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Return on Invested Capital ("ROIC") (Non-GAAP financial measure), page 26

1.   We note in your response to comment one of our letter dated May 10, 2013 that the "average estimated asset base of capitalized operating leases" (page 26) and "rent expense x 8" (page 31) represent the estimated adjustment to capitalize your operating leases. Please further explain to us why your estimate of the capitalized asset and corresponding liability are not equal to one another in fiscal 2011 and 2012. Also tell us how your methodology for the estimated non-GAAP adjustments to capitalize your operating leases differs from the initial journal entry for a lessee's accounting for a capital lease in ASC 840-30-55-8.

You may contact Steve Lo at 202-551-3394 or John Archfield at 202-551-3315 if you have questions regarding these comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining